EQUITY Equity Financial Trust Company

200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

February 18, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: NORTHCORE TECHNOLOGIES INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual* Meeting of Securityholders for NORTHCORE TECHNOLOGIES INC.

1.	ISIN: CUSIP:	CA66401P1009 66401P100
2.	Date Fixed for the Meeting:	April 26, 2011
3.	Record Date For Notice:	March 15, 2011
4.	Record Date For Voting:	March 15, 2011
5.	Beneficial Ownership Determination Date:	March 15, 2011
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

"Michael Lee"
Manager, Client Relations
Telephone: 416-361-0930 ext.236
mlee@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations